T-Online International AG
Postfach 10 11 52, 64211 Darmstadt

Securities and Exchange Commission
Office of International Corporate
Finance
450 Fifth Street, NW
Washington, DC 20549 USA
Attention: Filing Desk

02049941

Ihre Referenzen	
Unser Zeichen	Investor Relations
Durchwahl	Phone direct: +49 6151 680-2930
Datum	August 29, 2002
Betrifft	T-Online International Group Report Half Year 2002

SUPPL

Dear Sirs,

please find enclosed T-Online International's Half Year Group Report published on August 29, 2002 regarding the preliminary key figures for the half year results 2002 (January 1, 2002 to June 30, 2002). The relevant file number is 82-5125. The document is submitted pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended.

Sincerely yours,

Investor Relations
T-Online International AG

PROCESSED
P SEP 2 0 2002
THOMSON
FINANCIAL

enclosure

dlw 9/11

SEC MAIL PROCESSING
RECEIVED
SEP 0 9 2002
WASH. DC 151 SECTION

	T-Online International AG
Hausanschrift	Waldstraße 3, 64331 Weiterstadt
Postanschrift	Postfach 10 11 52, 64211 Darmstadt
Telekontakte	Telefon (0 61 51) 6 80-0, Telefax (0 61 51) 6 80-6 80, eMail T-Online@t-online.de
Konten	Commerzbank Darmstadt (BLZ 508 400 05), Konto-Nr. 1 380 310
Aufsichtsrat	Dr. Ron Sommer (Vorsitzender)
Vorstand	Thomas Holtrop (Vorsitzender), Veronika Altmeyer, Rainer Beaujean, Andreas Kindt, Burkhard Graßmann
Handelsregister	Amtsgericht Darmstadt, HRB 7641

T · · Online

Group Report for the period January 1–June 30, 2002

www.t-online.de

Highlights

- Half-year EBITDA for the T-Online Group including all subsidiaries, associated companies and projects was positive for the first time at some EUR 15 million

- Net of the non-recurring income from the sale of T-Motion, the T-Online Group also attained positive operating EBITDA for the first time in the second quarter

- U.S.-GAAP Group net income in positive territory for the first time in the first half of 2002, at more than EUR 62 million

- First-half 2002 revenues increased by about 37 percent year on year

- Non-access revenues increased by more than 90 percent year on year

- Gross margin above 45 percent, against the prior-year level of 31 percent

- 2.3 million DSL subscribers are the foundation for T-Online's Europe-wide broadband future

- T-Zones launched

Contents




T··Online

Online

Dear Reader,

Dear Shareholder,

The following report details the development of our business during the first six months of 2002.

Business trends

We continued with our strategy to establish T-Online as an Internet media network and maintained our strong, sustained growth in the first half of 2002. The T-Online Group increased its revenues by EUR 198.5 million (some 37 percent) in the first half of 2002 to EUR 737.8 million compared to the first half of 2001. At the same time, we succeeded in reducing losses in our foreign operations as expected. These operations, too, are now beginning to benefit from economies of scale and efficiency improvements as growth is sustained.

After adjusting for the non-recurring income from the sale of T-Motion, the T-Online Group moved its earnings before interest, taxes, depreciation and amortization (EBITDA) to a positive EUR 1.5 million for the first time in the second quarter of 2002 – one quarter earlier than anticipated. Group second-quarter EBITDA including the T-Motion proceeds totaled whole of EUR 29 million.

Looking at the whole of the first half of 2002, that also puts the T-Online Group, including all subsidiaries, associated companies and projects, into positive EBITDA territory for the first time at approximately EUR 15 million.

T-Online's shares

The equity markets were very volatile in the first half of 2002. The mood was seriously dampened by bad news on the corporate front, poor results and prospects, as well as financial reporting scandals.

Large stocks especially, whether in the Nemax-50 tech index or the DAX blue chip index, saw their prices severely hit. Investors were holding back, keeping volumes low, compared to the first quarter. This also impacted the performance of T-Online's stock, which ranged in price between EUR 13 and EUR 7, closing on June 30 at EUR 7.94.

Subscriber trends

T-Online has continued to increase its subscriber numbers. As in 2001 and as anticipated, second-quarter demand from prospective new subscribers was not as high as it had been in the first quarter due to a large number of public holidays, often used as an opportunity for short vacation breaks. As of June 30, 2002, T-Online's access customers throughout the Group totaled 11.6 million, of which some 2.3 million were contributed by our foreign subsidiaries. The substantial growth in DSL subscribers continued in France and Spain; as of June 30, there were some 100,000 subscribers outside Germany using DSL tariffs, or around 45 percent more than at the end of the first quarter.

In Germany, the second quarter ended with about 1.4 million T-DSL flat rate customers, and some 800,000 more T-DSL users subscribing to other T-Online tariffs.

T-Online subscriber numbers (in millions)

	June 30, 2002	June 30, 2001	Year-on-year percentage change	December 31, 2001
T-Online (domestic business)	**9.450**	7.553	25	8.764
Subsidiaries and associated companies:	**2.115**	1.670	27	1.895
France	**0.956**	0.665	44	0.778
Spain/Portugal	**0.925**	0.820	13	0.892
Austria	**0.234**	0.185	26	0.225
Total	**11.565**	9.223	25	10.659

Ongoing product development

The launch of our "T-Zones" (t-news, t-finance, t-sports, t-movies, t-games, t-music and t-info) on June 26, 2002 – on T-Online.de and T-Online Vision – underscores our development from a classic Internet service provider into an Internet media network. The T-Zones and the associated multichannel, customizable content realms again put T-Online several lengths ahead of its competitors.

T-Online offers a broader spectrum of paid content than any other provider in Germany, ranging from consumer information through e-learning to online games. We have further developed our program structure, adding new daily, weekly and event-based formats such as our live shows on T-Online Vision, chats with politicians and experts, exclusive live streaming of concerts (Chris Rea's was a recent example), as well as our stock market reporting channel "BörsenWebTV". All of these are now established features in T-Online's programming.

We aim to go on expanding the range of paid content on offer. In the international arena also, preparations are running at full speed to ensure Group companies benefit reciprocally from successfully developed products. By introducing identical or similar products in their own countries following intense market research and analysis, they will further boost profitability both in Germany and abroad.

Revenue trends

Our positive business performance in the first half of 2002 generated a substantial increase in revenues for the Group. T-Online International AG's consolidated net revenues totaled EUR 737.8 million, some 37 percent above those for the same period in 2001. Access revenues formed the largest component, at EUR 586 million, and showed growth of EUR 126 million (27.5 percent) over the same period last year. These additional revenues were partly due to our Group-wide subscriber growth, with 2.3 million new subscribers over twelve months generating a new total of 11.6 million access customers. At the same time, non-access revenues grew much faster, increasing by 90 percent year on year to reach EUR 152.2 million in the first half of 2002. Approximately EUR 20 million of the non-access revenues were attributable to our Projects segment, which is made up by operations started up during the past twelve months.

Revenues

	First half 2002 (thousands of €)	First half 2001 (thousands of €)	Year-on-year percentage change	**Second quarter 2002 (thousands of €)**	Second quarter 2001 (thousands of €)
Access	**585,570**	459,227	27.5	**289,343**	217,428
Non-Access	**152,199**	80,043	90.1	**82,720**	41,651
Total	**737,769**	539,270	36.8	**372,063**	259,079

EBITDA and gross margin

For the first time and earlier than anticipated, the Group achieved positive earnings before interest, taxation, depreciation and amortization (EBITDA) in the second quarter even after netting out special non-recurring items. In addition to the continuing improvement in the gross margin from 43.4 percent in the first to 47.1 percent in the second quarter, this is attributable both to the successful implementation of measures to boost efficiency as well as to the positive impact of economies of scale. In a year-on-year comparison, average revenues per employee rose by more than 50 percent, which is mirrored in a substantially lower ratio of personnel costs to total revenues. In major cost categories such as marketing expenses, too, resources were deployed with unprecedented efficiency in the second quarter of 2002. The cumulative figure for the first half of 2002 shows that marketing expenses were equivalent to only around 8 percent of revenues.

EBITDA

thousands of €	First half 2002	First half 2001	Second quarter 2002	Second quarter 2001
T-Online AG (domestic business)	**75,279**	(54,349)	**54,240**	(27,298)
Subsidiaries and associated companies:	**(49,536)**	(70,246)	**(22,309)**	(33,342)
Projects	**(10,022)**	0	**(2,483)**	0
Reconciliation	**(945)**	1,308	**(627)**	3,767
Total	**14,776**	(123,287)	**28,821**	(56,873)

Our gross margin climbed from 30.9 percent in the first half of 2001 to 45.2 percent in the first half of 2002. The main factors in this were the discontinued narrowband flat rate, more efficient network utilization and a growing proportion of subscribers using broadband access.

Gross margin

thousands of €	First half 2002	First half 2001	Year-on-year percentage change	Second quarter 2002	Second quarter 2001
Net revenues	**737,769**	539,270	36.8%	**372,063**	259,079
Goods and services purchased	**404,070**	372,781	8.4%	**196,920**	191,235
Gross margin (%)	**45.2**	30.9	46.5	**47.1**	26.2

Proceeds from the disposal of our 40-percent stake in T-Motion a subsidiary of Deutsche Telekom AG, T-Mobile International AG, boosted first-half earnings in 2002 by EUR 27 million. This non-recurring item raised cumulative EBITDA for the half-year to EUR 14.8 million. But even without the once-off impact of these sale proceeds the T-Online Group attained positive EBITDA for the first time in the second quarter, totaling about EUR 1.5 million, one quarter ahead of schedule.

New developments in the content field

In the first half of 2002, T-Online brought a network of strategic content alliances on stream, allowing it to tap more growth potential.

The launch of bild.t-online.de at the start of the second quarter marked a new milestone for T-Online on the road to becoming an Internet media network. bild.t-online.de is the most successful general interest portal across the nation: Its 240 million page impressions in June 2002 put the portal in Germany's number-one spot ahead of RTL.de (source: IVW June 2002). To complement T-Online's earlier development of news and consumer content with partners such as ZDF (German Channel 2 TV) and Motor-Presse Stuttgart, the new joint venture with the Axel Springer publishing group offers a range of catchy tabloid topics on the Web. This allows T-Online to develop new market segments which will generate above-average growth in Internet use in the years ahead. In total, T-Online has bundled a variety of media formats to establish an attractive Web offering for a wide range of users.

Our ongoing development of paid services and content has laid the foundations for the exploitation of new revenue-streams. In mid-June, T-Online launched one of the largest e-learning programs in the German-speaking world: Today, visitors to the www.t-online.de portal have more than 1,000 language, computer and business courses to choose from when they click into the careers and knowledge subportal (*Karriere & Wissen*). The range of courses includes beginners' or advanced tuition in 24 different languages including English, Italian, Spanish or Turkish.

Developing the already existing broad portfolio of products and services for our business clients is another major building-block in T-Online's strategy. Our new Business Shop Basic offering now gives customers in this segment customized facilities for effectively setting out their shop on the Net. The Shop is centrally hosted at T-Online's IT center, thus saving hardware costs and cutting out installation hassles for its owner. Beyond this, T-Online is planning to offer numerous other package services in the field of hosting and security, together with solutions to deal with everyday business processes.

T-Zones launched

The T-Zones offer T-Online users a systematic arrangement within its portals and a compass to guide them where they want to go. Visitors to www.t-online.de or to the broadband portal www.t-online-vision.de can now choose from an array of broad topic buttons beyond which they will find a world of information and experience relating to that topic, leading seamlessly across the full range of Web and mobile communications platforms.

This multiportal, multimedia approach paves the way for valuable content synergies by allowing Web content offerings to be utilized and marketed over different access platforms, while providing users attractive added value through a variety of access options and the facility to personalize the services used.

As well as receiving regular personal newsletters or news tickers, T-Online customers can also structure their T-Zones automatically to reflect their own usage habits. The new T-Zones are an especially attractive proposition for those wishing to market content, as well as for advertisers. The large variety of placement opportunities on different access platforms and terminal devices allows them to specifically address their target groups in the narrowband, broadband and mobile areas.

Partner of choice for online advertising

T-Online is a competent business partner for advertisers. We are actively engaged on a number of levels in helping to enhance the acceptance of online advertising and to establish its position as a permanent component in the media mix. For example, T-Online is a member of Germany's largest digital-economy interest group, Deutscher Multimedia-Verband (DMMV), and has been involved in the European Interactive Advertising Association (EIAA) since June this year. In order to put hard-and-fast figures on the added value the Web delivers in effective product promotion, T-Online has also launched its own online panel. This is instrumental in providing the transparency required for the online advertising market. Proof of efficacy in the case of online media advertising is rendered more credible than in that of traditional print media thanks to the combination of measurement techniques and opinion research. For the first time, companies operating throughout the German market can now assess the impact of their online campaigns both qualitatively and quantitatively, precision-profiling their target groups' Internet usage habits also on the strength of qualitative data.

T-Online increases its reach

In the second quarter, T-Online continued putting everything in place to pursue its robust growth course: With its enhanced content and new program structure, the portal www.t-online.de continued to build on its strong market position. In the month of June the portal network was accessed by 14.3 million Web users from their homes and offices. With a reach and media coverage unparalleled in Germany, T-Online has created a very solid basis for its future business development.

Club Internet voted French quality leader

Forging ahead with its promotional campaign substantially boosted Club Internet's position in the French ADSL market. With some 65,000 ADSL subscribers on its books at the end of the second quarter, Club Internet clearly demonstrated its number-two position on the French market.

Our broadband portal in France was launched in June 2002 with three verticals: music, games and videos. During the current quarter, these are to be supplemented with news and sports content, as well as new pay models and advertising formats. By the end of 2002, we aim to offer up to 120 services in France alone.

We are especially pleased by Club Internet's reception in the trade press: A number of trade magazines regard the company as the market leader in quality. This all helps to boost Club Internet's image as a solid Internet service provider, clearly setting it apart from its rivals in France.

Outlook

T-Online had already structured its content into a handful of vertical realms known as T-Zones in the mid of 2002. During the course of the third quarter, the T-Zones will also be accessible from mobile devices. T-Online is thus first in line as a provider perfectly poised to embrace the new, multichannel Internet age.

Thanks to its strategic alliance with fellow subsidary Deutsche Telekom Group company, T-Mobile – and thus access to some 67 million mobile customers – T-Online could not be better placed to develop the wireless Internet market. Indeed, for mobile Web surfers, the name T-Online will become synonymous with content provision. We are convinced that this positioning will give T-Online standard-setter status, notably in the media convergence arena. Many of the applications destined to feature strongly in the future – such as motion pictures from sporting events, films, radio on the Web, and online travel reservations – are not only already a reality today but will continue to be developed. However, T-Online is also committed to maintain its drive to increase profitability while keeping dynamic growth on track. We see our business performance in the first half of the year as confirmation of our outlook and expectations for 2002 as a whole – for the benefit of our shareholders, our employees and our customers.

Overview of the interim consolidated financial statements as of June 30, 2002

The interim consolidated financial statements and Group Report of T-Online International AG for the first half of 2002 were prepared in compliance with the German Commercial Code (*Handelsgesetzbuch*–HGB) and the German Stock Corporation Law (*Aktiengesetz*–AktG), and in accordance with German Accounting Standard No. 6 (DRS 6) of February 13, 2001. In order to ensure the greatest possible uniformity in reporting under HGB and U.S. Generally Accepted Accounting Principles (U.S. GAAP), the U.S. GAAP applicable on the reporting date are observed insofar as this is allowed by the options that can be exercised under German commercial law. T-Online International AG applies the same accounting and valuation principles whether preparing interim (i.e., quarterly) or annual financial statements. For full details of the methods used, please refer to the notes to the consolidated financial statements as of December 31, 2001 contained in the most recent Annual Report (accessible on the Web at: http://www.t-online.de/ir).

Writing on December 19, 2001, Deutsche Börse AG (the company controlling Germany's main stock exchanges) renewed T-Online International AG's exemption from the obligation to prepare U.S. GAAP and/or IAS financial statements contained in the amended *Neuer Markt* regulatory framework effective from January 1, 2001, on condition that T-Online International AG prepare a statement reconciling its HGB financial statements to U.S. GAAP. The exemption applies to the 2001 annual and all 2002 quarterly financial statements. Thus the following interim consolidated financial statements diverge from U.S. GAAP only where the respective sets of accounting principles are both binding. Remaining differences between the application of the HGB and U.S. GAAP are shown in a separate statement of reconciliation.

As of June 30, 2002, the consolidated group consisted of 34 domestic and foreign companies. Besides T-Online International AG, the most important of these companies are:

Consolidated companies	Size of holding
T-Online.ch, Zurich	100%
T-Online.at Internet Service GmbH, Vienna	100%
YACOM INTERNET FACTORY S.A.U., Madrid	100%
Atrada Trading Network AG, Nuremberg	100%
t-info GmbH, Munich	100%
daybyday media GmbH, Hamburg	100%
T-Online France SAS/Club Internet SAS, Paris	99.9%
T-Online Travel AG, Bad Schwalbach	75.1%
Auto T-Online GmbH & Co. KG, Stuttgart	51%
Associated companies	
StarMobility GmbH (formerly Manego), Stuttgart	49%
Booxtra GmbH & Co. KG, Augsburg	25%
comdirect bank AG, Quickborn	21.35%
Bild AG & Co. KG, Berlin	37%

Consolidated income statement

thousands of €	**Second quarter 2002**	Second quarter 2001	**First half 2002**	First half 2001	Full year 2001
Net revenues	**372,063**	259,079	**737,769**	539,270	1,139,882
Other operating income	**31,368**	3,168	**35,338**	11,893	20,007
Goods and services purchased	**(196,920)**	(191,235)	**(404,070)**	(372,781)	(686,399)
Personnel costs	**(38,805)**	(31,397)	**(72,182)**	(65,229)	(137,937)
Depreciation and amortization	**(104,751)**	(114,593)	**(208,041)**	(212,426)	(414,526)
Of which: Amortization of goodwill arising from consolidation	***(87,119)***	*(102,970)*	***(174,238)***	*(189,871)*	*(364,482)*
Other operating expenses	**(138,885)**	(96,488)	**(282,079)**	(236,440)	(524,890)
Financial income/(expense), net	**23,464**	26,203	**46,746**	51,945	(217,289)
Of which: Net interest income/(expense)	***32,169***	*41,826*	***63,068***	*87,733*	*163,421*
Results from ordinary business activities	**(52,466)**	(145,263)	**(146,519)**	(283,768)	(821,152)
Taxes	**3,450**	64	**6,320**	15,433	17,039
Loss after taxes	**(49,016)**	(145,199)	**(140,199)**	(268,335)	(804,113)
Loss applicable to minority shareholders	**2,001**	451	**3,527**	2,481	7,266
Group net loss	**(47,015)**	(144,748)	**(136,672)**	(265,854)	(796,847)
Loss per share in €	**(0.04)**	(0.12)	**(0.11)**	(0.22)	(0.65)

Taking account of income totaling EUR 27,323 thousand recognized on the disposal of T-Online's 40-percent stake in T-Motion plc to its fellow Deutsche Telekom Group company T-Mobile International AG, Group earnings before interest, taxes, depreciation and amortization (EBITDA) improved by EUR 138,063 thousand from EUR -123,287 thousand in the prior-year first half to EUR 14,776 thousand in the first half of 2002.

Even if the impact of the T-Motion disposal is factored out, Group EBITDA was still positive in the second quarter of 2002 at EUR 1,498 thousand, compared with EUR -56,873 thousand in the prior-year period.

Primarily due to amortization of goodwill totaling EUR 174,238 thousand, the Group posted a net loss of EUR 136,672 thousand in the first half of 2002.

Statement of shareholders' equity

	Subscribed capital		Additional paid-in capital	Retained earnings	Currency translation adjustments	Unappro-priated net income/ (loss)	Minority interests	Total
	Shares issued and outstanding (in thousands)	thousands of €	thousands of €	thousands of €	thousands of €	thousands of €	thousands of €	thousands of €
Balance at Jan. 1, 2001	**1,223,858**	**1,223,858**	**5,761,852**	**0**	**(424)**	**(390,381)**	**1,520**	**6,596,425**
Currency translation adjustment	–	–	–	–	(36)	–	–	(36)
Consolidation changes	–	–	12,453	–	–	1,519	1,544	15,516
Group net loss, Jan. 1–Jun. 30, 2001	–	–	–	–	–	(265,854)	(2,481)	(268,335)
Balance at Jun. 30, 2001	**1,223,858**	**1,223,858**	**5,774,305**	**0**	**(460)**	**(654,716)**	**583**	**6,343,570**
Currency translation adjustment	–	–	–	–	(188)	–	–	(188)
Consolidation changes	–	–	–	–	–	(1,519)	7,921	6,402
Group net loss, Jul. 1–Dec. 31, 2001	–	–	–	–	–	(530,993)	(4,785)	(535,778)
Balance at Dec. 31, 2001/ Jan. 1, 2002	**1,223,858**	**1,223,858**	**5,774,305**	**0**	**(648)**	**(1,187,228)**	**3,719**	**5,814,006**
Currency translation adjustment	–	–	–	–	2	–	–	2
Consolidation changes	–	–	–	(768)	768	–	(74)	(74)
Changes not recognized as income/(expense)	–	–	716	14,711	–	–	–	15,427
Group net loss, Jan. 1–Jun. 30, 2002	–	–	–	–	–	(136,672)	(3,527)	(140,199)
Balance at Jun. 30, 2002	**1,223,858**	**1,223,858**	**5,775,021**	**13,943**	**122**	**(1,323,900)**	**118**	**5,689,162**

The change in shareholders' equity in the period under review was primarily attributable to the Group net loss.

Consolidated balance sheet

thousands of €	Jun. 30, 2002	Dec. 31, 2001	Jun. 30, 2001
ASSETS			
Noncurrent assets			
Intangible assets	**1,732,600**	1,913,217	2,068,142
Property, plant and equipment	**90,977**	81,655	63,787
Financial assets	**371,782**	338,077	731,763
	2,195,359	2,332,949	2,863,692
Current assets			
Inventories	**1,454**	2,291	3,172
Receivables	**3,476,442**	3,381,661	3,447,587
Other assets	**28,771**	33,812	33,313
Marketable securities	**1,339**	4,907	16,896
Liquid assets	**324,925**	327,361	256,397
	3,832,931	3,750,032	3,757,365
Deferred tax assets, prepaid expenses and deferred charges	**35,234**	26,029	33,524
Total assets	**6,063,524**	6,109,010	6,654,581
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' equity			
Subscribed capital	**1,223,858**	1,223,858	1,223,858
Additional paid-in capital	**5,775,021**	5,774,305	5,774,305
Retained earnings	**13,943**	0	0
Currency translation adjustment	**122**	(648)	(460)
Unappropriated net loss	**(1,323,900)**	(1,187,228)	(654,716)
Minority interests	**118**	3,719	583
	5,689,162	5,814,006	6,343,570
Accruals			
Pensions and similar obligations	**5,991**	5,222	3,766
Tax accruals	**19,914**	120	0
Other accruals	**249,497**	162,289	146,329
	275,402	167,631	150,095
Liabilities			
Liabilities to banks	**380**	150	8,939
Advances received for orders	**327**	0	0
Trade accounts payable	**62,549**	83,698	50,051
Liabilities to Group companies	**16,529**	26,870	89,067
Liabilities to other companies linked via equity investments	**0**	55	0
Other liabilities	**9,872**	10,633	8,835
	89,657	121,406	156,892
Deferred income	**9,303**	5,967	4,024
Total shareholders' equity and liabilities	**6,063,524**	6,109,010	6,654,581

Consolidated statement of cash flows

thousands of €	First half 2002	First half 2001
Group net loss	**(136,672)**	(265,854)
Losses applicable to minority shareholders	**(3,527)**	(2,481)
Depreciation and amortization of noncurrent assets	**208,041**	212,426
Net interest income	**(63,068)**	(87,733)
Income taxes	**(7,982)**	(15,544)
Proceeds from disposals of noncurrent assets	**(26,449)**	(17)
Results from associated companies	**16,322**	35,788
Increase in pension accruals	**769**	723
Increase in other accruals	**107,002**	54,227
Decrease/(increase) in trade accounts receivable	**25,876**	(28,970)
Decrease in trade accounts payable	**(21,149)**	(14,432)
Other changes	**(63,373)**	(188,260)
Interest paid	**(433)**	(558)
Interest received	**44,827**	114,222
Net cash provided by/(used for) operating activities	**80,184**	(186,463)
Capital expenditure on intangible assets	**(12,196)**	(3,909)
Capital expenditure on property, plant and equipment	**(25,693)**	(24,063)
Capital expenditure on financial assets	**(50,064)**	(76,241)
Proceeds from sale of noncurrent assets	**27,817**	958
Net change in short-term investments (>3 months to maturity) and marketable securities	**(587,433)**	661,487
Net cash (used for)/provided by investing activities	**(647,569)**	558,232
Increases in shareholders' equity	**717**	0
Issuance of short-term debt	**231**	5,720
Repayment of medium-term debt	**0**	(186)
Net cash provided by financing activities	**948**	5,534
Net (decrease)/increase in cash and cash equivalents (up to 3 months to maturity)	**(566,437)**	377,303
Cash and cash equivalents (up to 3 months to maturity) at the start of the period	**891,362**	2,657,594
Cash and cash equivalents (up to 3 months to maturity) at the end of the period	**324,925**	3,034,897

Revenues

thousands of €	Second quarter 2002	Second quarter 2001	First half 2002	First half 2001
Access	**289,343**	217,428	**585,570**	459,227
Non-Access	**82,720**	41,651	**152,199**	80,043
Total	**372,063**	259,079	**737,769**	539,270

In the first half of 2002, T-Online International AG earned Group net revenues of EUR 737,769 thousand, a 36.8-percent increase over the prior-year period. Our subsidiaries, particularly T-Online France, Ya.com and t-info, contributed to this growth, attaining net revenues of EUR 83,225 thousand. However, even without taking consolidated subsidiaries into account, revenues still climbed 32.8 percent year on year, driven by growth in both access business and the non-access operations of advertising and e-commerce.

Personnel

Personnel costs

thousands of €	Second quarter 2002	Second quarter 2001	First half 2002	First half 2001
Wages and salaries	**(32,593)**	(25,654)	**(59,793)**	(53,171)
Social insurance, pension plan contributions and other employee benefits	**(6,212)**	(5,743)	**(12,389)**	(12,058)
Total	**(38,805)**	(31,397)	**(72,182)**	(65,229)

Although personnel costs rose by some 11 percent in the first half of 2002 relative to that of 2001, productivity was substantially increased. Thus the proportion of total revenues taken up by personnel costs fell from 12.1 percent in the first half of 2001 to about 9.8% in the same period this year.

Number of employees (average for period)

	First half 2002 (no. of persons)	First half 2001 (no. of persons)	Absolute year-on-year change	Full year 2001 (no. of persons)
T-Online International AG	**1,531**	1,893	(362)	1,808
T-Online France/Club Internet	**451**	481	(30)	473
Ya.com	**277**	229	48	246
Other subsidiaries and associated companies	**190**	162	28	175
T-Online International AG Group	**2,449**	2,765	(316)	2,702
Trainees/interns	**54**	54	0	56

The average number of employees fell by 316 year on year. During the period, the total (adjusted to an equivalent number of full-time employees, excluding trainees and interns) fell by 232 from 2,693 employees on December 31, 2001 to 2,461 on June 30, 2002. T-Online International AG and T-Online France reduced their staff by 190. The decrease in Germany was due to the transfer of three customer service locations to outsourcing partners, and the French staff reduction also relates to call centers. The other subsidiaries and associated companies slightly increased the number of personnel.

Depreciation and amortization

thousands of €	Second quarter 2002	Second quarter 2001	First half 2002	First half 2001
Depreciation and amortization				
of intangible assets	**(96,336)**	(108,983)	**(192,014)**	(201,947)
Of which: Goodwill amortization	***(87,119)***	*(102,970)*	***(174,238)***	*(189,871)*
Depreciation of property, plant and equipment	**(8,415)**	(5,610)	**(16,027)**	(10,479)
Total	**(104,751)**	(114,593)	**(208,041)**	(212,426)

The charge applying to intangible assets primarily consists of amortization of goodwill arising from the consolidation of subsidiary companies (especially T-Online France and Ya.com).

Investments

thousands of €	Second quarter 2002	Second quarter 2001	First half 2002	First half 2001
Intangible assets	**4,186**	18,725	**12,196**	20,656
Property, plant and equipment	**11,867**	9,558	**25,693**	24,063
Financial assets	**10,142**	76,126	**50,125**	76,241
Total	**26,195**	104,409	**88,014**	120,960

The investments in financial assets relate mainly to the inclusion of Bild.T-Online.de AG & Co. KG in the consolidated group for the first time in the first quarter of 2002. This joint venture, in which T-Online holds a 37-percent stake, was founded on October 12, 2001 and granted approval by the German Federal Cartel Office on March 8, 2002.

Liquid assets

thousands of €	Jun. 30, 2002	Dec. 31, 2001
Cash in banks, petty cash and funds invested with Deutsche Telekom AG	**3,614,425**	3,589,861

Liquid assets as of June 30, 2002 were some EUR 25 million higher than at December 31, 2001.

Consolidated statement of cash flows

Net cash provided by operating activities

Although there was a net loss of EUR 136,672 thousand for the first half of 2002, the Group generated positive cash flow of EUR 80,184 thousand from operating activities. The main determining factor was the offsetting of depreciation charges against the Group net loss.

Net cash used for investing activities

There was a net cash outflow for investing activities of EUR 648 million in the first six months of 2002. This is primarily due to transfers of funds out of short-term investments (<3 months to maturity) and into longer-term ones (> 3 months). These transactions did not constitute capital expenditure in a business sense.

Net cash provided by financing activities

Financing activities provided a net cash inflow of EUR 0.9 million in the first half of 2002.

Segment information

The T-Online International Group's internal organizational and reporting structure is made up as follows:

T-Online International AG's German operations
This segment includes the parent company, the market leader in Germany, where it deploys a combined business model based on access and non-access activities.

Subsidiaries and associated companies
This segment includes both foreign companies (Ya.com, T-Online.at, T-Online.ch and T-Online France) and domestic ones (Atrada, daybyday). All of them have been operating for several years in a dynamic market environment, and have established a good position in the marketplace. While the foreign subsidiaries have combined business models on similar lines to that of the parent, the domestic companies serve specific markets.

Projects
This segment includes projects and investment holdings which in some cases are still in their start-up phases, generating low revenues for the time being. The segment currently includes T-Online Travel, t-info and Auto.T-Online.

Internal management and reporting
The management of business units and internal reporting within the T-Online Group are essentially based on the accounting principles described earlier. The key criterion for gauging segment performance is EBITDA. Any sales made and revenues generated between segments are predominantly priced just as they would be for outside customers. Revenues are attributed to the country of destination, while long-term assets are classified by location of the units involved. The investments reported in the table below apply to property, plant and equipment ("PPE"). In addition to its approximately EUR 3.6 billion in liquid assets, the assets of T-Online International AG mainly consist of financial assets held in its function as the parent company of the Group.

The upper part of the table shows the segment information for the first halves of 2002 and 2001, while the lower part compares the second quarters of the two years.

	T-Online International AG		Subsidiaries and assoc. cos.		Projects		Reconciliation		T-Online Group	
thousands of €	**H1 2002**	H1 2001	**H1 2002**	H1 2001	**H1 2002**	H1 2001	**H1 2002**	H1 2001	**H1 2002**	H1 2001
External revenues	**654,544**	492,967	**63,172**	46,303	**20,053**	–	**-**	–	**737,769**	539,270
Revenues between segments	**821**	200	**296**	231	**-**	–	**(1,117)**	(431)	**-**	-
Total revenues	**655,365**	493,167	**63,468**	46,534	**20,053**	–	**(1,117)**	(431)	**737,769**	539,270
EBITDA	**75,279**	(54,349)	**(49,536)**	(70,246)	**(10,022)**	–	**(945)**	1,308	**14,776**	(123,287)
Segment assets (compared with Dec. 31, 2001)	**7,457,328**	7,206,423	**135,377**	92,155	**87,359**	90,380	**(1,616,540)**	(1,279,948)	**6,063,524**	6,109,010
Investments in PPE	**21,214**	18,012	**4,300**	6,051	**179**	–	**-**	–	**25,693**	24,063
Depreciation and amortization	**(24,556)**	(17,386)	**(6,424)**	(5,169)	**(2,823)**	–	**(174,238)**	(189,871)	**(208,041)**	(212,426)

	T-Online International AG		Subsidiaries and assoc. cos.		Projects		Reconciliation		T-Online Group	
thousands of €	**Q2 2002**	Q2 2001	**Q2 2002**	Q2 2001	**Q2 2002**	Q2 2001	**Q2 2002**	Q2 2001	**Q2 2002**	Q2 2001
External revenues	**324,518**	235,973	**36,038**	23,106	**11,507**	-	**-**	–	**372,063**	259,079
Revenues between segments	**377**	24	**220**	192	**-**	-	**(597)**	(216)	**-**	-
Total revenues	**324,895**	235,997	**36,258**	23,298	**11,507**	-	**(597)**	(216)	**372,063**	259,079
EBITDA	**54,240**	(27,298)	**(22,309)**	(33,342)	**(2,483)**	-	**(627)**	3,767	**28,821**	(56,873)
Investments in PPE	**9,961**	5,767	**1,847**	3,791	**59**	-	**-**	–	**11,867**	9,558
Depreciation and amortization	**(12,812)**	(8,849)	**(3,267)**	(2,774)	**(1,553)**	-	**(87,119)**	(102,970)	**(104,751)**	(114,593)

EBITDA is derived as follows:

thousands of €	**Second quarter 2002**	Second quarter 2001	**First half 2002**	First half 2001
Results from ordinary business activities	**(52,466)**	(145,263)	**(146,519)**	(283,768)
Goodwill amortization	**87,119**	102,970	**174,238**	189,871
Other depreciation and amortization	**17,632**	11,623	**33,803**	22,555
Financial income, net	**(23,464)**	(26,203)	**(46,746)**	(51,945)
EBITDA	**28,821**	(56,873)	**14,776**	(123,287)

External revenues break down as follows by geographical region:

thousands of €	**Second quarter 2002**	Second quarter 2001	**First half 2002**	First half 2001
Germany	**337,030**	237,058	**676,007**	496,888
Other Europe	**35,033**	22,021	**61,762**	42,382
Total	**372,063**	259,079	**737,769**	539,270

Noncurrent assets to the value of EUR 510.2 million are located in Germany, and to the value of EUR 1,685.2 million elsewhere in Europe.

Other disclosures

Information on subscription rights (i.e., stock options) for officers and employees pursuant to Section 160 (1), items 2 and 5 of the German Stock Corporation Law (*Aktiengesetz*).

The 2000 stock option plan for company specialists and managers was adopted by an Extraordinary Shareholders' Meeting of T-Online International AG before the company's initial public offering in that year.

Especially in light of the high thresholds for exercising options and the requirement for the company to recognize them as expense, the 2000 stock option plan proved uncompetitive. Further information on the option plans is available in the 2001 Annual Report on pages 117 *et seq.* You can also view the Annual Report online at http://www.t-online.de/ir

The 2001 Shareholders' Meeting approved a new, premium-priced stock option plan which enables T-Online International AG to offer its employees and executives attractive remuneration while also reporting issued stock options in a way that does not affect income. The premium in the 2001 stock option plan is 25 percent. Options will be issued over a five-year period and will be valid for ten years. Exactly half of the options granted to a plan participant on a particular date are subject to a two-year lock-up period from that date, while the other half are subject to a longer, three-year lock up. The first tranche was issued on August 13, 2001, and the 2002 tranche on July 15, 2002.

The following quantities of T-Online stock and stock options were held by members of the T-Online International AG Board of Management and Supervisory Board as of June 30, 2002: Ms. Altmeyer, 1,000 shares and 35,445 options; Mr. Beaujean, 550 shares and 35,445 options; Mr. Graßmann, 1,050 shares and 52,820 options; Mr. Holtrop, 2,500 shares and 141,780 options; and Mr. Kindt, 550 shares and no options. Of the members of the Supervisory Board, Dr. Sommer, Dr. Eick and Mr. Hedberg each held 2,000 shares as of June 30, 2002, while Ms. Jackson held 50. Supervisory Board members Dr. Käsbeck, Mr. Brauner, Mr. Häuser, Mr. Hoch, Dr. Rolle, Mr. Ricke, Mr. Lagardère and Ms. Kusz do not hold any T-Online stock. Further information in this regard can be found in the notes to the consolidated financial statements in the 2001 Annual Report. The information can be viewed online on page 151 of the Annual Report at http://www.t-online.de/ir

Reconciliation of Group earnings and equity under German GAAP (HGB) to U.S. GAAP

thousands of €	**First half 2002 Group net income/(loss)**	First half 2001 Group net loss	**Jun. 30, 2002 Shareholders' equity**
Group net loss/shareholders' equity under German GAAP	**(136,672)**	(265,854)	**5,689,162**
Intangible assets	**7,732**	7,732	**(22,188)**
Capitalization of software costs	**2,689**	2,022	**27,035**
Acquisition of Ya.com stake	**(7,818)**	(13,161)	**48,922**
Reversal of scheduled goodwill amortization arising from consolidation	**174,238**	0	**174,238**
Reversal of scheduled goodwill amortization arising from valuation at equity	**9,315**	0	**9,315**
Other differences	**30,074**	2,999	**32,188**
Differing effects of income taxes	**(17,090)**	3,705	**166,428**
Group net income/(loss) or shareholders' equity in accordance with U.S. GAAP	**62,468**	(262,557)	**6,125,100**

In the period under review, the main divergences between the two reporting conventions are the different treatment of goodwill since January 1, 2002 (U.S. GAAP does not stipulate scheduled amortization for this), the valuation of intangible assets (including software), and different approaches to assessing and reporting deferred taxes. The shareholders' equity computed according to U.S. GAAP was EUR 6,125,100 thousand as of June 30, 2002 (against EUR 6,053,326 thousand on December 31, 2001).

The Board of Management

T-Online International AG
Darmstadt, August 2002

T-Online International AG
Investor Relations
Postfach 10 11 52, 64211 Darmstadt, Germany
Telephone: +49 (0) 61 51 6 80-29 29
Telefax: +49 (0) 61 51 6 80-2 99
Web site: www.t-online.de
E-mail: ir@t-online.net

This Group Interim Report for the period January 1–June 30, 2002 is a translation of the original German version, which in case of doubt shall be definitive.